OPENLANE, Inc.
11299 N. Illinois Street, Suite 500
Carmel, IN 46032

January 8, 2025

VIA EDGAR
Stephen Kim and Doug Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re: OPENLANE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K Furnished November 6, 2024
File No. 001-34568
Dear Mr. Kim and Mr. Jones:

On behalf of OPENLANE, Inc. (the “Company”), this letter provides a response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Brad S. Lakhia, Executive Vice President and Chief Financial Officer of the Company, dated December 26, 2024 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 21, 2024, and the report on Form 8-K furnished on November 6, 2024. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated the Staff’s comments before the responses.

Division of Corporation Finance January 8, 2025 Page 2
Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview of Results of OPENLANE, Inc. for the Years Ended December 31, 2023 and 2022:, page 33
1.We note your cost of services and gross profit measures exclude depreciation and amortization expense. The accommodation in SAB Topic 11:B does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP. If you wish to continue to disclose a measure of gross profit exclusive of depreciation and amortization expense, please revise the description of the measure appropriate to what it represents and reconcile it to gross profit in accordance with GAAP. Also, disclose additional information prescribed by Item 10(e) of Regulation S-K including a presentation of gross profit in accordance with GAAP with equal or greater prominence.
RESPONSE: The Company acknowledges the Staff’s comment. To the extent gross profit is presented in future filings, the presentation of gross profit will include depreciation and amortization related to cost of services. Additionally, to the extent gross profit is presented exclusive of depreciation and amortization in future filings, the Company will present GAAP gross profit with equal or greater prominence than gross profit exclusive of depreciation and amortization, which will be identified as a non-GAAP financial measure and will be reconciled to GAAP gross profit.
Form 8-K Furnished November 6, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page 6
2.Note (1) to the last table on page 8 states the Series A Preferred Stock dividends and undistributed earnings allocated to participating securities have not been included in the calculation of operating adjusted net income and operating adjusted net income per diluted share. Please explain to us why this is appropriate and the guidance you relied on.
RESPONSE: In computing operating adjusted net income per diluted share, the Company applies the if-converted method in accordance with Accounting Standards Codification 260-10-45-40. Utilizing this method, the Company does not adjust net income (loss) from continuing operations for the Series A Preferred Stock dividends and undistributed earnings allocated to participating securities, but does include the assumed conversion of the preferred shares into common shares at the beginning of the period. In future filings, the Company will move Note (1) to the line item "Operating adjusted net income from continuing operations per share - diluted" and revise Note (1) to clarify that the Series A Preferred Stock dividends and undistributed earnings allocated to participating securities have not been included in the determination of operating adjusted net income for purposes of calculating operating adjusted net income per diluted share.

Division of Corporation Finance January 8, 2025 Page 3

If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 316-1526.

Very truly yours,

By:    /s/ Brad S. Lakhia
Name:    Brad S. Lakhia
Title:    Executive Vice President
and Chief Financial Officer

cc:    Charles S. Coleman
    EVP, Chief Legal Officer and Secretary